UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Bv. Cecilia Grierson 355, 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar
City of Buenos Aires, March 21, 2019

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. – BYMA (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

To whom it may concern,

We are writing to you in order to comply with the provisions of section 2 of Chapter I, Title XII of the Rules of the National Securities Commission (T.O. 2013).

In accordance with the authorization granted by the Board of Directors of LOMA NEGRA C.I.A.S.A. (Loma Negra) at its meeting held on March 7, 2019, please be informed that the company entered into two loan agreements with first class banks for USD 40.9 million and EUR 10.8 million, each. The financing has a term of 24 months (bullet) and will be made in successive disbursements to be requested by Loma Negra on different dates, under the modality of imports financing and in relation to  letters of credit issued in order to import equipment and machinery for the expansion of the L 'Amalí plant in the city of Olavarría, Province of Buenos Aires.

Yours sincerely,

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Marcos Isabelino Gradin
Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 21, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer